September 24, 2024

Susan Echard
Interim Chief Financial Officer
WM Technology, Inc.
41 Discovery
Irvine, CA 92618

        Re: WM Technology, Inc.
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-39021
Dear Susan Echard:

       We have reviewed your August 30, 2024, response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
General

1.     Please tell us your consideration to provide the disclosures required by
Item 402(w) of
       Regulation S-K as it relates to accounting restatements to your financial statements for each of the first three quarters in fiscal 2023 that you were required to prepare.
       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Brian Camire